Exhibit 99.1

Farmmi Issues CEO Update Letter; Expands Addressable Market Through Acquisition; Increased Growth and Expanded Opportunities

LISHUI, China, September 29, 2021 – Farmmi, Inc. (“Farmmi” or the “Company”) (NASDAQ: FAMI), an agriculture products supplier in China, today issued a CEO update letter detailing an expansion of the Company’s addressable market through an acquisition, and its expectation for increased growth and expanded opportunities. The full text of the CEO letter follows:

September 29, 2021

Dear Shareholders,

Farmmi has made tremendous progress over the past 20 years, as we have built an industry leading agricultural brand specializing in the production, processing, marketing and research of edible fungi products. In addition to continuing deep cultivation of edible fungi, we are constantly evaluating strategic options to optimize and expand our business. We thank our investors for your continued support as we continue to execute our business strategy and navigate the added recent complexities related to the global pandemic, logistics challenges and supply chain constraints across all industries.

We are in an even stronger position today than at any time in our history, with improved financial results, a broader product line, an even stronger balance sheet, and significantly more meaningful long-term growth opportunities. Our capital raises in 2021 have provided the momentum we needed to reach many of the goals we have set for the near term. While we are encouraged by Farmmi’s prior achievements, we are even more excited about the future as we enter a new phase of accelerating growth.

Some of the bold steps we are taking to create greater value for the Company and all Shareholders today and in the future include:

1.	Acquisition of Jiangxi Xiangbo Agriculture and Forestry Development Co., Ltd. (“Xiangbo”): We have agreed to acquire all the shares of Xiangbo for approximately RMB 70 million based on our decision to expand Farmmi’s forest related business. Xiangbo’s subsidiary, Yudu County Yada Forestry Co., Ltd. owns 1,4438.5 mu of economic forest in Yudu County, Ganzhou City, Jiangxi Province. Xiangbo primarily uses its acreage in the cultivation and production of Moso Bamboo, Camellia Oleifera and Chinese Fir trees.

a.	Moso Bamboo is the main source of water bamboo shoots, which are not only a delicious food but also used in the development of construction and industrial products.

b.	Camellia Oleifera is similar to olive oil and is used the production of Camellia oil, which is a popular cooking oil and used in the production and processing of other food products. Camellia oil is also a preferred beauty product as a non-greasy, moisturizer for both skin and hair, able to permeate deep into lower layers of skin.

c.	Chinese Fir trees are specimen evergreens capable of reaching 150 feet high and favored by wood processors for plywood and many other products.

d.	The acquisition base effectively ensures the purity and quality of camellia oil, and the forest land above will also become an important raw material base for the company to sell high-quality products in the future. At the same time, as the Chinese government gradually formulates and implements policies to ultimately achieve carbon neutral, the economic forests can actively participate in Carbon-Sink Trade markets and other green markets.

2.	Expansion of Health and Wellness Business: In September 2021, we established four new subsidiaries. Zhejiang Yitang Medical Service Co., Ltd., Zhejiang Yiting Medical Technology Co., Ltd., Farmmi (Hangzhou) Health Development Co., Ltd., and Zhejiang Farmmi Healthcare Technology Co., Ltd. We expect these new subsidiaries to play an important role in our growth as we accelerate development of Farmmi’s new health and wellness business.

a.	Develop Health & Wellness Food Products: The increasing number of people suffering from sub-health and chronic diseases is driving higher demand for healthy food that may also have medicinal properties or benefits. We are developing an expanded product portfolio relying on the technical support of many domestic and foreign scientific research institutions, and developing a food homologous series of products.

b.	Care Management: As part of our market expansion strategy, we plan to invest in rehabilitation and elderly care management providers, which are benefiting from a spike in demand related to China’s aging population. We expect this will be a major, multi-year trend and business catalyst.

c.	As an emerging industry, medical and health care is not only a new driving force for the Company to cultivate and develop, but also the key for the Company to win new competitive advantages in the future.

3.	Community Group Purchasing Distribution Network: In June 2021, we entered into an investment and cooperation agreement (the “Agreement”) to establish a community group purchasing distribution network. This is an exciting, rapidly developing business area, in which Farmmi is now positioned to benefit from expected continued growth, and an acceleration in the development and standardization of the agricultural supply chain business.

a.	The Agreement between one of Farmmi’s subsidiaries, and two other partners, seeks to maximize potential upside by leveraging each company’s business platform and expertise, while reducing each party’s investment risk.

b.	Farmmi committed to investing RMB 5 million, accounting for 25% of the total registered capital of the new company, while another partner committed to investing RMB 12 million, accounting for 60% of the total registered capital of the new company, and another committed to investing RMB 3 million, accounting for 15% of the total registered capital of the new company.

Taken together, we are excited to be in a new phase of growth for Farmmi. We are actively pursuing an expanded business strategy, with greater opportunities for revenue and profit growth, that builds on the strong platform and demand we are continuing to benefit from in the edible fungi market worldwide. We appreciate and are thankful for the support of our shareholders, as we remain focused on driving revenue and profit growth, and creating even greater value for Farmmi and all shareholders.

The above strategic upgrading and industrial layout involves the fields of "Base - Processing - Supply chain - Medical and health". Through continuous expansion and optimization, Farmmi will focus on its main business advantages, continuously extend the industrial chain, accelerate the layout of the Company's big health ecological industrial system, improve profitability, and work to achieve steady development. We believe that after the completion of the above strategic layout, the Company will stride to a new stage of development focused on driving revenue and profit growth, and creating even greater value for Farmmi and all shareholders.

Thank you again to all Shareholders,

Ms. Yefang Zhang, Farmmi’s Chairwoman and CEO

About Farmmi, Inc.

Headquartered in Lishui, Zhejiang, Farmmi, Inc. (NASDAQ: FAMI), is an agricultural products supplier, processor and retailer of Shiitake mushrooms, Mu Er mushrooms, other edible fungi and other agricultural products. For further information about the Company, please visit: http://ir.farmmi.com.cn/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including the potential impact of COVID-19 on our business within and outside of China and the size of the worldwide mushroom market. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact Investor Relations:

Global IR Partners
David Pasquale

New York Office Phone: +1-914-337-8801
FAMI@Globalirpartners.com